Exhibit 16









March  28,  2002


Securities  and  Exchange  Commission
450  Fifth  Street  SW
Washington,  DC  20549

Re:  Discovery  Oil,  LTD.
       Commission  File  Number  0-6541

Dear  Sirs:

We are in agreement with the statements made by the above registrant in its Form 8-K/A dated March 28, 2002.

Our independent auditor's report on the financial statements of Discovery Oil for the years ended December 31, 2000 and 1999 contained no adverse opinion or disclaimer of opinion, nor was it modified as to audit scope, accounting principles, or uncertainties other than the ability to continue as a going concern.

There were no disagreements with Discovery Oil, LTD during the fiscal year 1999 as well as 2000 on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.


Sincerely,

/s/  Williams  &  Webster,  P.S.

Williams  &  Webster,  P.S.
Certified  Public  Accountants
Spokane,  Washington